Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                                  February 13, 2004


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G -  RFS Hotel Investors, Inc.

  Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                              Sincerely,



                                                              Jeffrey A. Ruiz






Enclosures

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                (Amendment No.1)


                    Under the Securities Exchange Act of 1934

                            RFS Hotel Investors, Inc.
                     ---------------------------------------
                                 NAME OF ISSUER:


                         Common Stock ($0.001 Par Value)
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES

                                    74955J108
                     ---------------------------------------
                                  CUSIP NUMBER


                                December 31, 2003
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                                [X] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (A) [ ]   (B)  [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     0
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0

12. TYPE OF REPORTING PERSON

         HC, CO

     * In accordance with Securities Exchange Act Release No. 39538 (January 12,
     1998), this filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.

Item 1(a).       Name of Issuer:

                 RFS Hotel Investors, Inc. ("the Issuer")


Item 1(b).       Address of Issuer's Principal Executive Offices:


                 850 Ridge Lake Boulevard, Suite 220, Memphis, TN 38120


Item 2(a).       Name of Person Filing:

                 This statement is filed on behalf of Deutsche Bank AG, ("Reporting Person").

Item 2(b).       Address of Principal Business Office or, if none, Residence:

                          Taunusanlage 12, D-60325
                          Frankfurt am Main
                          Federal Republic of Germany

Item 2(c).       Citizenship:

                 The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).       Title of Class of Securities:

                 The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).       CUSIP Number:

                 The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.          If this statement is filed pursuant to Rules
                 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:


                 (a) [ ] Broker or dealer registered under section 15 of the Act;

                 (b)  [ ] Bank as defined in section 3(a)(6) of the Act;

                 (c) [ ]Insurance Company as defined in section 3(a)(19) of the Act;

                 (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940;

                 (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                 (f)   [ ] An employee benefit plan, or endowment fund in
                      accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)   [ ] parent holding company or control person in
                      accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)   [ ] A savings association as defined in section
                      3(b) of the Federal Deposit Insurance Act;

                 (i)   [ ] A church plan that is excluded from the
                      definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)   [ ] Group, in accordance with Rule 13d-1
                      (b)(1)(ii)(J).

Item 4.          Ownership.

            (a) Amount beneficially owned:

                 The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

            (b) Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

            (c) Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote:

                     The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                     (ii) shared power to vote or to direct the vote:

                     The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

             (iii) sole power to dispose or to direct the disposition of:

                     The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

             (iv) shared power to dispose or to direct the disposition of:

                     The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/13/04

                                    DEUTSCHE BANK AG


                                    By: /s/ Jeffrey A. Ruiz
                                    Name: Jeffrey A. Ruiz
                                    Title: Vice President


                                    By: /s/ Pasquale Antolino
                                    Name: Pasquale Antolino
                                    Title: Associate